e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
15 Queen's Road Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2007 OCT 15 P 2:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY DHL

8 October 2007

07027247

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

10/17

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 8 October 2007

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from July 2007 to September 2007	August 2007 – October 2007	SEHK (pursuant to Listing Rules)
2.	Register of Directors & Officers	7 July 2007	Bermuda Companies Act
3.	Form 3A – Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of the Company	1 August 2007	SFO
4.	Form 3A – Director's/Chief Executive's Notice re Mr. Richard John Siemens's interests in shares of the Company	21 September 2007 28 September 2007 2 October 2007 3 October 2007 4 October 2007	SFO
5.	Announcements and Notices – Date of Board Meeting	6 September 2007	SEHK (pursuant to Listing Rules)
6.	Announcements and Notices – Interim Results for the six months ended 30 June 2007	18 September 2007	SEHK (pursuant to Listing Rules)
7.	Interim Report 2007	Despatched on 25 September 2007	

Submission History

Stock Code of Issuer	Submission Number	Name of Submitted File(s)	Status	Tier 1 Headline	Submit Date/Time	Submitted by	Approval Date/Time	Approved by	Correction of Headline Categories Date/Time	Correction of Headline Categories by	Approval of Headline Categories Correction Date/Time	Approval of Headline Categories Correction by
00524	EBIS-070806-00045		Approved		06/08/2007 12:36:28	00524P02	06/08/2007 12:44:16	00524P03				

Monthly Return On Movement of Listed Equity Securities (Form I) - Authorisation
上市股本證券變動月報表 （ 表格 I ） - 授權

Please review the following submission details, enter user ID and password of authorised person:
請審閱以下呈交資料詳情，並輸入授權人士的使用者編號及密碼：

Issuer 發行人	LM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 31/07/2007
截至月份：

Name of Issuer 公司名稱	LM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	06/08/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524 Description :
(1) 股份代號： 說明：

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease)				

	No. of Shares	Par Value	Authorised Share Capital
增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存	12,000,000,000	HKD 0.01	120,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本

Balance at close of preceding month 上月底結存	HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）		
Balance at close of the month 本月底結存	HKD	

Total Authorised Share Capital at the end of the Month 本月底法定股本總額	HKD	120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital

C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement

D. 變動詳情

Share Options
購股權

Total No. of Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Total Cancelled During the Month 月內已註銷總數	Total No. of Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						Ordinary (1) 普通股 (1)
						Ordinary (2) 普通股 (2)
		Total Exercised Money During the Month 月內已行使總金額	HKD	0		Preference 優先股

	Other Class 其他類別

Equity Warrants
股本權證

	Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1.	( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2.	( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.	( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目

1. HKD

Stock Code
股份代號

Conversion Price 換股價 HKD

- Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

2. HKD

Stock Code
股份代號

Conversion Price 換股價 HKD

- Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

3. HKD

Stock Code
股份代號

Conversion Price 換股價 HKD

- Ordinary (1) 普通股 (1)
- Ordinary (2) 普通股 (2)
- Preference 優先股
- Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3.		Issue and	

Please Select One	At Price : HKD 價格 :	allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期 : (日 / 月 / 年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期 : (日 / 月 / 年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8. **Other** 其他	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 / 年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股

(Please specify) （請註明）		Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名	Raymond Lau
* Title 職銜	Company Secretary

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/09/2007	14:17:15	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/09/2007	14:17:15	Approved By 審批者	00524P03
Submission No. 呈交編號	EBIS-070905-00067		Status 狀況	Approved

Issuer 發行人	LM00524	e-KONG Group Limited		
Type of Agent 代理人類別				
Tier 1 Headline 標題類別 (第一層)	Unvetted		Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau			
Contact No. 聯絡電話	2801 7188			

For the month ended : 31/08/2007
截至月份：

Name of Issuer 公司名稱	LM00524	e-KONG Group Limited		
Representative Code/Name 代表代號／姓名				
Contact Person 聯絡人	Raymond Lau			
Contact Telephone No. 聯絡電話	2801 7188		Date submitted 呈交日期	05/09/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✓ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號 : 524

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)				

(dd/mm/yyyy) （日／月／年） Balance at close of the month 本月底結存		HKD		

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／（減少） (EGM approval date) (股東特別大會通過日期） (dd/mm/yyyy) （日／月／年）			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month
本月底法定股本總額

HKD 120,000,000

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／（減少）				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0
						Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
		Total Exercised Money During the Month 月內已行使總金額		HKD	0	

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) (到期日 - 日／月／年)	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				Ordinary (1) 普通股 (1)

( )

Stock Code
股份代號

Subscription Price 認購價 HKD

Ordinary (2) 普通股 (2)
Preference 優先股
Other Class 其他類別

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
2. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別
3. Stock Code 股份代號; Conversion Price 換股價 HKD	HKD				Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2); Preference 優先股; Other Class 其他類別

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日/月/	Ordinary (1) 普通股 (1); Ordinary (2) 普通股 (2)

年）

Preference
優先股

Other Class
其他類別

2. Please Select One

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

3. Please Select One

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

4. Please Select One

At Price : HKD
價格：

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

5. **Bonus Issue**
紅股發行

Issue and allotment Date : (dd/mm/yyyy)
發行及配發日期：（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

6. **Repurchase of share**
購回股份

Cancellation Date: (dd/mm/yyyy)
註銷日期：（日／月／年）

Ordinary (1)
普通股 (1)

Ordinary (2)
普通股 (2)

Preference
優先股

Other Class
其他類別

7. **Redemption of share**
贖回股份

Redemption Date: (dd/mm/yyyy)
贖回日期：

Ordinary (1)
普通股 (1)

		(日／月／年)	Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
8.Other 其他 (Please specify) (請註明)	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name
姓名 Raymond Lau

* Title
職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Monthly Return On Movement of Listed Equity Securities (Form I)
上市股本證券變動月報表 （表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

Submission Details
呈交資料

Date/Time submitted 呈交日期/時間	05/10/2007	15:19:39	Submitted By 呈交者	00524P02
Date/Time Approved 批准日期/時間	05/10/2007	15:19:39	Approved By 審批者	00524P03
Submission No. 呈交編號	EEIS 071005-00068		Status 狀況	Approved

Issuer 發行人	IM00524 e-KONG Group Limited		
Type of Agent 代理人類別			
Tier 1 Headline 標題類別 (第一層)	Unvetted	Tier 2 Headline 標題分項 (第二層)	Monthly Return I
Contact Person 聯絡人	Raymond Lau		
Contact No. 聯絡電話	2801 7188		

For the month ended : 截至月份： 30/09/2007

Name of Issuer 公司名稱	IM00524 e-KONG Group Limited		
Representative Code/Name 代表代號／姓名			
Contact Person 聯絡人	Raymond Lau		
Contact Telephone No. 聯絡電話	2801 7188	Date submitted 呈交日期	05/10/2007

Section A A 部 Section B B 部 Section C C 部 Section D D 部

A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

B. Movement in Authorised Share Capital
B. 法定股本變動

1. Ordinary Shares
1. 普通股

(1) Stock Code : 524
(1) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存	12,000,000,000	HKD	0.01	120,000,000
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存	12,000,000,000	HKD	0.01	120,000,000

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)				
Balance at close of the month 本月底結存		HKD		

2. Preference Shares
2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

	No. of Shares 股份數目	Par Value 面值		Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD		
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期)	-			

(dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

3. Other Classes of Shares
3. 其他類別股份

Stock Code : 股份代號 ：		Description : 說明 ：	
	No. of Shares 股份數目	Par Value 面值	Authorised Share Capital 法定股本
Balance at close of preceding month 上月底結存		HKD	
Increase/(Decrease) 增加／(減少) (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年)			
Balance at close of the month 本月底結存		HKD	

Total Authorised Share Capital at the end of the Month HKD 120,000,000
本月底法定股本總額

Section A A 部 Section B B 部 Section C C 部 Section D D 部

C. Movement in Issued Share Capital
C. 已發行股本變動

	No. of ordinary shares 普通股數目 (1)	(2)	No. of Preference shares 優先股數目	No. of other classes of shares 其他類別股份數目
Balance at close of preceding month 上月底結存	522,894,200			
Increase/(Decrease) during the month 本月增加／(減少)				
Balance at close of the month 本月底結存	522,894,200			

Section A A 部 Section B B 部 Section C C 部 Section D D 部

D. Details of Movement
D. 變動詳情

Share Options
購股權

Total No. of	Total	Total No. of

Options at Close of Preceding Month 上月底購股權總數	Total Granted During the Month 月內已授出總數	Total Exercised During the Month 月內已行使總數	Cancelled During the Month 月內已註銷總數	Options Lapsed During the Month 月內已失效總數	Total No. of Options at Close of the Month 本月底購股權總數	No. Of New Shares Arising Therefrom 由此而產生的新股數目
132,500	0	0	0	0	132,500	0 Ordinary (1) 普通股 (1)
						Ordinary (2) 普通股 (2)
		Total Exercised Money During the Month 月內已行使總金額		HKD	0	Preference 優先股
						Other Class 其他類別

Equity Warrants
股本權證

Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年）	Currency of Nominal Value 面值貨幣	Nominal Value at Close of Preceding Month 上月底面值	Exercised During the Month 月內已行使	Nominal Value at Close of the Month 本月底面值	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
2. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
3. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD	HKD				Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別
4.	HKD				Ordinary (1) 普通股 (1)

( )		Ordinary (2) [illegible] (2) Preference [illegible] Other Class [illegible]
Stock Code 股份代號		
Subscription Price 認購價	HKD	

Convertibles
可換股票據

Class 類別	Currency of Amount Outstanding 發行貨幣	Amount at Close of Preceding Month 上月底已發行總額	Converted During the Month 月內已換股款額	Amount at Close of the Month 本月底已發行總額	No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) [illegible] (1) Ordinary (2) [illegible] (2) Preference [illegible] Other Class [illegible]
2. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) [illegible] (1) Ordinary (2) [illegible] (2) Preference [illegible] Other Class [illegible]
3. Stock Code 股份代號 Conversion Price 換股價 HKD	HKD				○ Ordinary (1) [illegible] (1) Ordinary (2) [illegible] (2) Preference [illegible] Other Class [illegible]

Other Issues of Shares
其他股份發行

Type of Securities 證券類別			No. Of New Shares Arising Therefrom 由此而產生的新股數目
1. Please Select One	At Price : HKD 價格 :	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日 / 月 /	○ Ordinary (1) [illegible] (1) Ordinary (2) [illegible] (2)

年）

Preference

Other Class

2. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) (1) Ordinary (2) (2) Preference Other Class
3. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) (1) Ordinary (2) (2) Preference Other Class
4. Please Select One	At Price : HKD 價格：	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) (1) Ordinary (2) (2) Preference Other Class
5. **Bonus Issue** 紅股發行		Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年）	Ordinary (1) (1) Ordinary (2) (2) Preference Other Class
6. **Repurchase of share** 購回股份		Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年）	Ordinary (1) (1) Ordinary (2) (2) Preference Other Class
7. **Redemption of share** 贖回股份		Redemption Date: (dd/mm/yyyy) 贖回日期：	Ordinary (1) (1)

		(日／月／年)	Ordinary (2) (2) Preference Other Class
8.Other 其他 (Please specify) （請註明）	At Price : 價格 : HKD	Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期 : (日／月／年)	Ordinary (1) (1) Ordinary (2) (2) Preference Other Class

Remarks (Max 160 Characters):
備註（最多160個字）：

Authorised Signatory
授權簽署

* Name 姓名 Raymond Lau

* Title 職銜 Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

Type: Exempted/IBC

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Gerald Clive Dobby Suite 1316 Marco Polo Gateway Hotel Tsim Sha Tsui, Kowloon Hong Kong	Director	
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks First Floor 20 Broom Road Happy Valley Hong Kong	Director	

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport LIM (Surname)	SHYANG GUEY (Other names)	**8. Name of Director (Chinese)** 林祥貴
6. HKID/Passport No. P924468(2)	**Country of issue of Passport**	**9. Chinese Character Code** 265143826311
7. Address of Director 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		**10. Daytime tel. No.** 22969770
		11. e-mail address sg@e-kong.net

12. Date of relevant event

1	8	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	50,000	HKD	0.980	0.980		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,320,000	0.25
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,370,000	0.26
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

3	8	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 522,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

21	9	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	158,400	HKD	0.800	0.792		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	108,900,200	20.83
Short position		/

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,058,600	20.86
Short position		/

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,058,400	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

24	9	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport SIEMENS (Surname)	RICHARD JOHN (Other names)	**8. Name of Director (Chinese)** 衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188 **11. e-mail address**

12. Date of relevant event

28	9	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	40,000	HKD	0.810	0.805		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,058,600	20.86
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,098,600	20.86
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,098,400	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

2	10	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS	RICHARD JOHN	衛斯文
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K674811(2)		589824482429
7. Address of Director		**10. Daytime tel. No.**
UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		28017188
		11. e-mail address

12. Date of relevant event

2	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	80,000	HKD	0.820	0.803		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,098,600	20.86
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,178,600	20.88
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,178,400	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

4	10	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

3	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	50,000	HKD	0.800	0.784		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,178,600	20.88
Short position	✓	✓

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,228,600	20.89
Short position	✓	✓

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,228,400 ✓	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	✓ 100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

4	10	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	522,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
SIEMENS (Surname)	RICHARD JOHN (Other names)	衛斯文
6. HKID/Passport No. K674811(2)	**Country of issue of Passport**	**9. Chinese Character Code** 589824482429
7. Address of Director UNIT 1901, TOWER A, QUEEN'S GARDEN, 9 OLD PEAK ROAD, HONG KONG		**10. Daytime tel. No.** 28017188
		11. e-mail address

12. Date of relevant event

4	10	2007
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121		205	20,000	HKD	0.800	0.750		
Short position									

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,228,600	20.89
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	109,248,600	20.89
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
SIEMENS ENTERPRISES LIMITED	6TH FLOOR, ALEXANDRA HOUSE, 16-20 CHATER ROAD, CENTRAL, HONG KONG (HONG KONG)	SIEMENS, RICHARD JOHN	100.00	Y	9,248,400	
GOLDSTONE TRADING LIMITED	EAST ASIA CHAMBERS, P.O. BOX 901, ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS (BRITISH VIRGIN ISLANDS)	SIEMENS, RICHARD JOHN	100.00	Y	100,000,200	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

5	10	2007
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com

(Stock Code: 524)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 18 September 2007 at 3705 Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong, for the purpose of, among other matters, considering and approving the unaudited interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and considering the payment of interim dividend, if any.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 6 September 2007

As at the date of this announcement, the Board of the Company comprised of Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code : 524)

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2007

HIGHLIGHTS

- Turnover increased to HK$398.0 million as compared to HK$330.7 million for the corresponding period in 2006
- EBITDA was up by HK$10.3 million to HK$38.5 million while net profit was up from HK$22.8 million to HK$26.6 million
- Cash and bank balances increased by 60.3% to HK$160.9 million
- ZONE US signed an agreement with a major wireless service provider and will offer MVNO mobile services in the United States by year end
- ZONE Asia established a presence in China and commenced business with Chinese enterprises in Shenzhen in the reselling of telecommunication products and services

INTERIM RESULTS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein announces the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2007, together with comparative figures for the corresponding period in 2006. The results were unaudited but have been reviewed by the Audit Committee and the auditors of the Company.

Condensed Consolidated Income Statement

		Six months ended 30 June	
		2007	2006
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	2	**397,956**	330,709
Cost of sales		**(294,011)**	(234,882)
Gross profit		**103,945**	95,827
Other income	3	**19,357**	1,228
		123,302	97,055
Selling and distribution expenses		**(29,100)**	(26,620)
Business promotion and marketing expenses		**(4,068)**	(2,760)
Operating and administrative expenses		**(51,613)**	(39,411)
Depreciation and amortisation		**(8,466)**	(2,688)
Profit from operations		**30,055**	25,576
Finance costs	4	**(1,229)**	(1,379)
Profit before taxation	4	**28,826**	24,197
Taxation	5	**(2,227)**	(1,423)
Profit for the period		**26,599**	22,774
Attributable to:			
Equity holders of the Company		**26,659**	22,774
Minority interests		**(60)**	-
		26,599	22,774
EBITDA	6	**38,521**	28,264
		HK cents	*HK cents*
Earnings per share	7		
Basic		**5.3**	4.8
Diluted		**N/A**	N/A

Condensed Consolidated Balance Sheet

	Notes	As at 30 June 2007 (Unaudited) HK$'000	As at 31 December 2006 (Audited) HK$'000
Non-current assets			
Property, plant and equipment		**15,914**	17,117
Intangible assets	*8*	**46,776**	51,659
Deferred tax assets		**10,866**	10,866
		73,556	79,642
Current assets			
Trade and other receivables	*9*	**104,275**	86,630
Pledged bank deposits		**2,050**	1,547
Cash and bank balances		**160,853**	100,362
		267,178	188,539
Current liabilities			
Trade and other payables	*10*	**104,603**	99,686
Current portion of bank borrowings		**9,513**	9,188
Current portion of obligations under finance leases		**202**	198
Taxation payable		**3,142**	3,996
		117,460	113,068
Net current assets		**149,718**	75,471
Total assets less current liabilities		**223,274**	155,113
Non-current liabilities			
Bank borrowings		**17,748**	22,577
Obligations under finance leases		**317**	419
NET ASSETS		**205,209**	132,117
Capital and reserves			
Share capital		**5,229**	4,709
Reserves		**198,952**	127,408
Equity attributable to equity holders of the Company		**204,181**	132,117
Minority interests		**1,028**	–
TOTAL EQUITY		**205,209**	132,117

Notes:

1. **Basis of preparation and accounting policies**

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2006 Annual Report.

The Group has not early adopted the new and revised standards or interpretations issued by HKICPA that are not yet effective for the current period. The Group anticipates that the adoption of these standards or interpretations in the future periods will have no material impact on the results of the Group.

2. **Turnover and segmental information**

Analyses of the Group's turnover and results by geographical and business segments during the period are as set out below.

(a) *By geographical segments:*

	Six months ended 30 June						
	2007				2006		
	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover							
External sales	349,476	48,480	-	397,956	276,158	54,551	330,709
Inter-segment sales	-	664	(664)	-	-	-	-
	349,476	49,144	(664)	397,956	276,158	54,551	330,709
Results							
Segment results	11,598	11,655	-	23,253	15,477	13,406	28,883
Finance costs				(1,229)			(1,379)
Other operating income and expenses				6,802			(3,307)
Profit before taxation				28,826			24,197
Taxation				(2,227)			(1,423)
Profit for the period				26,599			22,774

Inter-segment sales are charged at prevailing market prices.

(b) By business segments:

	Six months ended 30 June					
	2007			2006		
	Telecom-munication services (Unaudited) *HK$'000*	**Other (Unaudited)** *HK$'000*	**Consolidated (Unaudited)** *HK$'000*	Telecom-munication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**396,177**	**1,779**	**397,956**	325,772	4,937	330,709
Results						
Segment results	**23,284**	**(31)**	**23,253**	28,863	20	28,883
Finance costs			**(1,229)**			(1,379)
Other operating income and expenses			**6,802**			(3,307)
Profit before taxation			**28,826**			24,197
Taxation			**(2,227)**			(1,423)
Profit for the period			**26,599**			22,774

3. Other income

	Six months ended 30 June	
	2007 (Unaudited) *HK$'000*	2006 (Unaudited) *HK$'000*
Interest income on bank deposits	**1,955**	1,220
Gain on the deemed partial disposal of subsidiary *(Note)*	**17,402**	–
Others	**–**	8
	19,357	1,228

Note: The gain on the deemed partial disposal of subsidiary arose from the subscription by an institutional investor for 5% of the share capital of a subsidiary.

4. Profit before taxation

This is stated after charging:

	Six months ended 30 June 2007 (Unaudited) *HK$'000*	2006 (Unaudited) *HK$'000*
Finance costs		
Interest on bank loan and other borrowings	**(1,218)**	(1,365)
Finance charges on obligations under finance leases	**(11)**	(14)

5. Taxation

	Six months ended 30 June 2007 (Unaudited) *HK$'000*	2006 (Unaudited) *HK$'000*
Current tax		
Hong Kong profits tax	**–**	–
Overseas income taxes	**(2,227)**	(1,138)
	(2,227)	(1,138)
Deferred tax		
Origination and reversal of temporary differences	**–**	(285)
	(2,227)	(1,423)

Overseas taxation represents income taxes provided by certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. Earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2007 was based on the consolidated profit attributable to equity holders of the Company of HK$26,659,000 (30 June 2006: HK$22,774,000) and on the weighted average number of 506,518,509 (30 June 2006: 470,894,200) shares in issue during the period.

The diluted earnings per share for the six months ended 30 June 2007 and 2006 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

8. Intangible assets

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Development costs	**3,547**	3,137
Customer contracts	**52,933**	52,933
	56,480	56,070
Less: amortisation	**(9,704)**	(4,411)
	46,776	51,659

Development costs represent the costs incurred for the development of new IP-based communication products and services.

Customer contracts represent intangible assets purchased pursuant to an asset purchase agreement with a third party to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs were capitalised and are being amortised under the straight-line method over 5 years.

9. Trade and other receivables

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Trade receivables	**93,785**	76,119
Other receivables		
Deposits, prepayments and other debtors	**10,490**	10,511
	104,275	86,630

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Current	**86,737**	68,042
1 to 3 months	**6,836**	7,858
More than 3 months but less than 12 months	**212**	219
	93,785	76,119

10. Trade and other payables

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Trade payables	**39,727**	44,924
Other payables		
Accrued charges and other creditors	**64,876**	54,762
	104,603	99,686

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Current	**34,095**	26,733
1 to 3 months	**5,538**	17,992
More than 3 months but less than 12 months	**94**	199
	39,727	44,924

11. Comparative figures

Certain comparative figures have been reclassified to conform to the current period presentation.

INTERIM DIVIDEND

The Board does not recommend the payment of a dividend for the six months ended 30 June 2007 (30 June 2006: Nil).

BUSINESS REVIEW AND OUTLOOK

During the period under review, the Group continued to achieve an increase in turnover while maintaining profitable results. Turnover of the Group amounted to HK$398.0 million, up 20.3% from HK$330.7 million for the previous corresponding period. ZONE telecommunication operations in the United States remained the key contributor towards the Group's revenue growth for this period. The Group's net profit increased by 16.8% from HK$22.8 million for the corresponding period in 2006 to HK$26.6 million. EBITDA increased 36.3% to HK$38.5 million when compared to HK$28.3 million for the corresponding period in the previous year. The Group further strengthened its balance sheet position with total net assets of HK$205.2 million, representing an increase of 55.3% over the prior year, while cash and bank balances increased by 60.3% to HK$160.9 million.

ZONE operations in the United States ("ZONE US") achieved turnover of HK$349.5 million during the first six months of 2007 which represented an increase of HK$73.3 million over the same period of 2006. This increased turnover was based primarily on growth in sales to the wholesale segment of ZONE US's customer base which comprises one-third of independent local exchange carriers ("ILECs") located throughout the United States and other carrier customers. This segment of revenue increased from about one-third of the total revenue of ZONE US for the previous corresponding period and now accounts for more than half of total revenue for the period under review. Over the course of the first half of 2007, ZONE US has taken steps to improve efficiencies in its existing facilities, and to add suites of new products and services for its different categories of customers. Increased utilisation of the Company's switch facilities and the implementation of advanced routing capabilities have helped to improve margins on telecom traffic. The use of Voice-over-Internet Protocol ("VoIP") technologies has presented ZONE US with a multitude of new routing options, including sending IP wholesale traffic to and from its associates in Asia and business partners globally.

ZONE US has reached an agreement with a major nationwide US wireless network provider which will enable the Group to penetrate into the domestic US mobile market as a Mobile Virtual Network Operator (MVNO) before the end of 2007. ZONE will, as an initial stage, offer cellular services to its ILEC customers which will in turn render mobile voice and data services to their end user customers under the ILEC's own brand name. This additional range of services has been received by ZONE's ILEC customers with enthusiasm, as it provides them with a seamless way to add a mobile product to their existing fixed line offerings. It is expected to further solidify the relationships between participating ILECs and ZONE US.

Turnover from ZONE's operations in Asia ("ZONE Asia") decreased by HK$2.9 million to HK$46.7 million as compared to HK$49.6 million for the previous period. Profit from ZONE Asia's operations for the period under review was HK$11.7 million compared to HK$13.4 million for the previous period. These reductions in revenue and profit in Asia are mainly due to a lower contribution from ZONE operations in Hong Kong where the telecommunication sector remains highly competitive with major fixed line operators still aggressively pricing their services in order to gain market share.

ZONE Hong Kong operations continue to move forward with its strategic plan to expand into China. After establishing a wholly foreign-owned enterprise (WFOE) named深圳盈港科技有限公司 in March 2007 and having set up its operating office in Shenzhen, ZONE has successfully concluded business management and consultancy arrangements in August with two local Chinese enterprises, both of which are reselling telecommunication products and services to business customers in the Shenzhen area for the major telecom operators in China. Under the arrangements, ZONE utilises its key operational staff and management systems from its Hong Kong office to work with these enterprises in order to develop their telecommunication-related businesses and receive the economic benefits thereof while maintaining effective control over the business and operations of the local Chinese enterprises.

ZONE Singapore maintained its intense marketing drive to grow its customer base, with particular focus on acquiring high value corporate customers. It continues to introduce innovative product packaging and value-added services to differentiate itself from its competitors. This strategy has contributed to favourable results in terms of both revenue and earnings during the first six months as compared to the same period last year. With its deployment of VoIP technologies, ZONE Singapore is now also providing telecom services to an increasing number of customers around the region as well as expanding into IP wholesale voice traffic business, thus broadening its revenue and customer base. ZONE Singapore will continue to deploy new technologies to improve efficient use of network resources. Lower operating costs and healthier margins are expected with the use of the new IP-based technologies.

ZONE Asia's global VoIP offering "ZoiPPE" (*www.zoippe.com*) continues to focus on increasing its user base through viral marketing and co-branding/white-labelling alliances and partnerships. To facilitate its reach into other larger markets, besides English and Chinese (both traditional and simplified) languages, the ZoiPPE softphone interface is also available in Japanese and it is in the pipeline to add other languages including Thai, Korean and Hindi. Upgrades and other enhancements are being incorporated into the communication service platform to improve the system robustness as well as to introduce new features and increase the mix of product offerings.

In February 2007, the Group successfully completed a placement of 52 million shares of the Company, generating net proceeds of approximately HK$45.4 million and recording share premium of HK$44.9 million. At the same time, the Group raised additional capital of US$2.5 million (approximately HK$19.5 million) from an institutional investor for development of the ZoiPPE business, realising a gain of HK$17.4 million.

During the first six months, in addition to the business development initiatives in the Shenzhen area, the Group has been actively exploring various opportunities to penetrate, by way of acquisition or otherwise, into the telecommunication-related sector in China.

During the period under review, the Group delivered on its objectives to continue to grow both revenue and profit, to establish a business presence in China and to enhance the technology robustness and scalability of the ZoiPPE platform and intensify its promotion drive globally.

Looking ahead to the second half of 2007, the Group anticipates that steady revenue growth will be maintained, ZONE's operations in China will begin to contribute to the Group's turnover and the ZoiPPE user base will be further increased following the introduction of new features and improvements in system robustness while the Group will strive to create new revenue stream opportunities. The Group is excited about entering the domestic US mobile market as an MVNO this period and is confident of the growth potential for this latest service offering.

FINANCIAL REVIEW

Results

During the period under review, the Group's turnover recorded significant growth and reached HK$398.0 million, representing an increase of 20.3% when compared to HK$330.7 million for the corresponding period in 2006.

The gross profit for this period increased by 8.5% to HK$103.9 million, compared to HK$95.8 million for the corresponding period in the previous year.

The Group's EBITDA for the period under review reached HK$38.5 million, representing an increase of 36.3% from HK$28.3 million for the same period last year.

The operating profit for the period amounted to HK$30.1 million, representing an increase of 17.5% when compared to HK$25.6 million for the first six months of 2006.

Consolidated net profit attributable to equity holders of the Company increased by 17.1% to HK$26.7 million when compared to HK$22.8 million for the previous corresponding period.

Interim Dividend

The Board does not recommend the payment of a dividend for the six months ended 30 June 2007 (30 June 2006: Nil).

Capital Structure, Liquidity and Financing

The Group's liquidity position was further strengthened by the continuing growth of the ZONE business around the world, as well as the private placement of shares of the Company and the allotment of 5% shareholding interest in a subsidiary in February 2007. The net assets of the Group improved to HK$205.2 million as at 30 June 2007 (31 December 2006: HK$132.1 million).

With an enhanced capital structure and operating cash flow, cash and bank balances (excluding pledged bank deposits) amounted to HK$160.9 million as at 30 June 2007 (31 December 2006: HK$100.4 million). The Group had pledged bank deposits amounting to HK$2.1 million as at 30 June 2007 (31 December 2006: HK$1.5 million) to banks for guarantees made by them to certain telecommunication carriers for payments due by the Group.

As at 30 June 2007, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction, reduced to HK$27.3 million (31 December 2006: HK$31.8 million) as a result of partial repayment of principal during the period. The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2007, the Group's liabilities under equipment lease financing amounted to HK$0.5 million (31 December 2006: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved to 13.5% (31 December 2006: 24.5%) mainly due to the enhanced capital structure and profits for the period.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 30 June 2007, there were no material contingent liabilities and commitments.

EMPLOYEE REMUNERATION POLICIES

As at 30 June 2007, the Group employed, altogether, 146 employees (31 December 2006: 145 employees) in Hong Kong and overseas. The Group's total staff costs for the six months ended 30 June 2007 amounted to HK$40.2 million (30 June 2006: HK$34.9 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

CORPORATE GOVERNANCE

The Company is committed to maintaining high standards of corporate governance. Except for a deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the six months ended 30 June 2007, acting in compliance with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Listing Rules.

CG Code A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Nevertheless, Mr. Richard John Siemens, the Chairman of the Company, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board anticipates that the role of the chief executive officer by Mr. Siemens is only an interim measure.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2007.

AUDIT COMMITTEE

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2007. The review conducted by the auditors of the Company were in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

CHANGE OF AUDITORS

The Company announced on 5 June 2007 that Messrs. Moores Rowland Mazars resigned as auditors of the Group following the reorganisation of the firm and Mazars CPA Limited was appointed as auditors of the Group on 1 June 2007.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT

This interim results announcement is published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of the Company at www.e-kong.com under "Investors' Information/ Announcements".

APPRECIATION

The Board wishes to express its sincere appreciation to Mr. Kuldeep Saran, the Deputy Chairman and Managing Director of the Company who passed away on 16 June 2007, for his invaluable leadership and contribution to the Group in the past.

The Board would also like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group during the period.

By Order of the Board
Richard John Siemens
Chairman

Hong Kong, 18 September 2007

As at the date of this announcement, the Board of the Company comprised of Executive Directors, Richard John Siemens and Lim Shyang Guey; Non-executive Director, William Bruce Hicks and Independent Non-executive Directors, Shane Frederick Weir, John William Crawford and Gerald Clive Dobby.

e-KONG Group Limited

Interim Report 2007

Stock Code: 524



Looking ahead

Corporate Information

Board of Directors

Executive Directors
Richard John Siemens *(Chairman)*
Lim Shyang Guey

Non-executive Director
William Bruce Hicks

Independent Non-executive Directors
Shane Frederick Weir
John William Crawford J.P.
Gerald Clive Dobby

Company Secretary
Lau Wai Ming Raymond

Auditors
Mazars CPA Limited
Certified Public Accountants

Legal Advisers
Deacons
Lily Fenn & Partners
Conyers Dill & Pearman

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Office
3705 Gloucester Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel: +852 2801 7188
Fax: +852 2801 7238

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website Address
www.e-kong.com

Share Registrar
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrar
Tricor Secretaries Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

ADR Depositary
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

Table of Contents

Condensed Consolidated Income Statement

For the six months ended 30 June 2007

The board of directors (the "Board") of e-Kong Group Limited (the "Company") herein presents the unaudited interim results of the Company and its subsidiaries (collectively, the "Group") for the six months ended 30 June 2007, together with comparative figures for the corresponding period in 2006. The results were unaudited but have been reviewed by the Audit Committee and the auditors of the Company.

		Six months ended 30 June	
		2007	2006
		(Unaudited)	(Unaudited)
	Notes	***HK$'000***	*HK$'000*
Turnover	*2*	**397,956**	330,709
Cost of sales		**(294,011)**	(234,882)
Gross profit		**103,945**	95,827
Other income	*3*	**19,357**	1,228
		123,302	97,055
Selling and distribution expenses		**(29,100)**	(26,620)
Business promotion and marketing expenses		**(4,068)**	(2,760)
Operating and administrative expenses		**(51,613)**	(39,411)
Depreciation and amortisation		**(8,466)**	(2,688)
Profit from operations		**30,055**	25,576
Finance costs	*4*	**(1,229)**	(1,379)
Profit before taxation	*4*	**28,826**	24,197
Taxation	*5*	**(2,227)**	(1,423)
Profit for the period		**26,599**	22,774
Attributable to:			
Equity holders of the Company		**26,659**	22,774
Minority interests		**(60)**	-
		26,599	22,774
EBITDA	*6*	**38,521**	28,264
		HK cents	*HK cents*
Earnings per share	*7*		
Basic		**5.3**	4.8
Diluted		**N/A**	N/A

Condensed Consolidated Balance Sheet

As at 30 June 2007

	Notes	As at 30 June 2007 (Unaudited) HK$'000	As at 31 December 2006 (Audited) HK$'000
Non-current assets			
Property, plant and equipment	8	**15,914**	17,117
Intangible assets	9	**46,776**	51,659
Deferred tax assets		**10,866**	10,866
		73,556	79,642
Current assets			
Trade and other receivables	10	**104,275**	86,630
Pledged bank deposits		**2,050**	1,547
Cash and bank balances		**160,853**	100,362
		267,178	188,539
Current liabilities			
Trade and other payables	11	**104,603**	99,686
Current portion of bank borrowings		**9,513**	9,188
Current portion of obligations under finance leases		**202**	198
Taxation payable		**3,142**	3,996
		117,460	113,068
Net current assets		**149,718**	75,471
Total assets less current liabilities		**223,274**	155,113
Non-current liabilities			
Bank borrowings		**17,748**	22,577
Obligations under finance leases		**317**	419
NET ASSETS		**205,209**	132,117
Capital and reserves			
Share capital		**5,229**	4,709
Reserves		**198,952**	127,408
Equity attributable to equity holders of the Company		**204,181**	132,117
Minority interests		**1,028**	–
TOTAL EQUITY		**205,209**	132,117

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2007

	Attributable to equity holders of the Company								
	Share capital (Unaudited) *HK$'000*	Share premium (Unaudited) *HK$'000*	Exchange reserve (Unaudited) *HK$'000*	Capital redemption reserve (Unaudited) *HK$'000*	Contributed surplus (Unaudited) *HK$'000*	Accumulated profits/ (losses) (Unaudited) *HK$'000*	Total (Unaudited) *HK$'000*	Minority interests (Unaudited) *HK$'000*	Total equity (Unaudited) *HK$'000*
As at 1 January 2007	4,709	23,461	(598)	6	83,489	21,050	132,117	-	132,117
New shares issued	520	46,280	-	-	-	-	46,800	-	46,800
Shares issuance expenses	-	(1,395)	-	-	-	-	(1,395)	-	(1,395)
Deemed partial disposal of subsidiary	-	-	-	-	-	-	-	1,088	1,088
Profit for the period	-	-	-	-	-	26,659	26,659	(60)	26,599
As at 30 June 2007	**5,229**	**68,346**	**(598)**	**6**	**83,489**	**47,709**	**204,181**	**1,028**	**205,209**
As at 1 January 2006	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072	-	91,072
Exchange difference on translation of foreign subsidiaries	-	-	(20)	-	-	-	(20)	-	(20)
Profit for the period	-	-	-	-	-	22,774	22,774	-	22,774
As at 30 June 2006	4,709	23,461	(1,031)	6	607,462	(520,781)	113,826	-	113,826

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2007

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Net cash generated from / (used in) operating activities	**5,205**	(21,917)
Net cash generated from / (used in) investing activities	**14,986**	(3,771)
Net cash generated from financing activities	**40,803**	44,732
Net increase in cash and cash equivalents	**60,994**	19,044
Cash and cash equivalents as at 1 January	**101,909**	61,218
Cash and cash equivalents as at 30 June	**162,903**	80,262
Analysis of the balances of cash and cash equivalents		
Pledged bank deposits	**2,050**	2,024
Cash and bank balances	**160,853**	78,238
	162,903	80,262

Notes to the Condensed Consolidated Financial Statements

For the six months ended 30 June 2007

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The condensed consolidated financial statements are unaudited and have been prepared in accordance with the Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and applicable disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The accounting policies and bases of preparation adopted in these interim financial statements are consistent with those adopted in the Company's 2006 Annual Report.

The Group has not early adopted the new and revised standards or interpretations issued by HKICPA that are not yet effective for the current period. The Group anticipates that the adoption of these standards or interpretations in the future periods will have no material impact on the results of the Group.

2. TURNOVER AND SEGMENTAL INFORMATION

Analyses of the Group's turnover and results by geographical and business segments during the period are as set out below:

(a) By geographical segments:

	Six months ended 30 June						
	2007				2006		
	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Eliminations (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*	North America (Unaudited) *HK$'000*	Asia Pacific (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover							
External sales	349,476	48,480	-	397,956	276,158	54,551	330,709
Inter-segment sales	-	664	(664)	-	-	-	-
	349,476	49,144	(664)	397,956	276,158	54,551	330,709
Results							
Segment results	11,598	11,655	-	23,253	15,477	13,406	28,883
Finance costs				(1,229)			(1,379)
Other operating income and expenses				6,802			(3,307)
Profit before taxation				28,826			24,197
Taxation				(2,227)			(1,423)
Profit for the period				26,599			22,774

Inter-segment sales are charged at prevailing market prices.

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2007

2. TURNOVER AND SEGMENTAL INFORMATION *(continued)*

(b) By business segments:

	Six months ended 30 June					
	2007			2006		
	Telecom-munication services (Unaudited) *HK$'000*	**Other (Unaudited) *HK$'000***	**Consolidated (Unaudited) *HK$'000***	Telecom-munication services (Unaudited) *HK$'000*	Other (Unaudited) *HK$'000*	Consolidated (Unaudited) *HK$'000*
Turnover						
External sales	**396,177**	**1,779**	**397,956**	325,772	4,937	330,709
Results						
Segment results	**23,284**	**(31)**	**23,253**	28,863	20	28,883
Finance costs			**(1,229)**			(1,379)
Other operating income and expenses			**6,802**			(3,307)
Profit before taxation			**28,826**			24,197
Taxation			**(2,227)**			(1,423)
Profit for the period			**26,599**			22,774

3. OTHER INCOME

	Six months ended 30 June	
	2007 (Unaudited) *HK$'000*	2006 (Unaudited) *HK$'000*
Interest income on bank deposits	**1,955**	1,220
Gain on the deemed partial disposal of subsidiary *(Note)*	**17,402**	–
Others	**–**	8
	19,357	1,228

Note: The gain on the deemed partial disposal of subsidiary arose from the subscription by an institutional investor for 5% of the share capital of a subsidiary.

4. PROFIT BEFORE TAXATION

This is stated after charging:

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Finance costs:		
Interest on bank loan and other borrowings	**(1,218)**	(1,365)
Finance charges on obligations under finance leases	**(11)**	(14)

5. TAXATION

	Six months ended 30 June	
	2007	2006
	(Unaudited)	(Unaudited)
	HK$'000	*HK$'000*
Current tax		
Hong Kong profits tax	**–**	–
Overseas income taxes	**(2,227)**	(1,138)
	(2,227)	(1,138)
Deferred tax		
Origination and reversal of temporary differences	**–**	(285)
	(2,227)	(1,423)

Overseas taxation represents income taxes provided by certain subsidiaries, calculated at the tax rates prevailing in the countries in which the subsidiaries operate.

6. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation and amortisation.

7. EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended 30 June 2007 was based on the consolidated profit attributable to equity holders of the Company of HK$26,659,000 (30 June 2006: HK$22,774,000) and on the weighted average number of 506,518,509 (30 June 2006: 470,894,200) shares in issue during the period.

The diluted earnings per share for the six months ended 30 June 2007 and 2006 have not been presented as the exercise prices of the share options were higher than the average market price of the shares.

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2007

8. ACQUISITIONS AND DISPOSALS OF PROPERTY, PLANT AND EQUIPMENT

During the period, the Group acquired property, plant and equipment for an amount of HK$2,950,000 (31 December 2006: HK$10,212,000) and disposals were HK$1,406,000 (31 December 2006: HK$124,000).

9. INTANGIBLE ASSETS

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Development costs	**3,547**	3,137
Customer contracts	**52,933**	52,933
	56,480	56,070
Less: amortisation	**(9,704)**	(4,411)
	46,776	51,659

Development costs represent the costs incurred for the development of new IP-based communication products and services.

Customer contracts represent intangible assets purchased pursuant to an asset purchase agreement with a third party to acquire certain telecommunication service assets in connection with the provision of long distance telecommunication services in the United States. The costs were capitalised and are being amortised under the straight-line method over 5 years.

10. TRADE AND OTHER RECEIVABLES

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Trade receivables	**93,785**	76,119
Other receivables		
Deposits, prepayments and other debtors	**10,490**	10,511
	104,275	86,630

The Group's credit terms on sales mainly range from 30 to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Current	**86,737**	68,042
1 to 3 months	**6,836**	7,858
More than 3 months but less than 12 months	**212**	219
	93,785	76,119

Notes to the Condensed Consolidated Financial Statements (continued)

For the six months ended 30 June 2007

11. TRADE AND OTHER PAYABLES

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Trade payables	**39,727**	44,924
Other payables		
Accrued charges and other creditors	**64,876**	54,762
	104,603	99,686

Included in trade and other payables are trade creditors with the following ageing analysis:

	As at 30 June 2007 (Unaudited) *HK$'000*	As at 31 December 2006 (Audited) *HK$'000*
Current	**34,095**	26,733
1 to 3 months	**5,538**	17,992
More than 3 months but less than 12 months	**94**	199
	39,727	44,924

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period presentation.

Report on Review of Interim Financial Statements

MAZARS

To the Audit Committee of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial statements set out on pages 1 to 10, which comprised the condensed consolidated balance sheet of e-Kong Group Limited ("the Company") and its subsidiaries (collectively referred to as the "Group") as at 30 June 2007 and the related condensed consolidated income statement, statement of changes in equity and cash flow statement for the six-month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" ("HKAS 34") issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with HKAS 34.

Our responsibility is to express a conclusion on these interim financial statements based on our review and report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with HKAS 34.

Mazars CPA Limited
Certified Public Accountants

Hong Kong, 18 September 2007

Kwok Yuen Man
Practising Certificate number: P04604

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel電話: (852) 2909 5555　Fax傳真: (852) 2810 0032
Email電郵: info@mazars.com.hk　Website網址: www.mazars.com.hk

Business Review and Outlook

During the period under review, the Group continued to achieve an increase in turnover while maintaining profitable results. Turnover of the Group amounted to HK$398.0 million, up 20.3% from HK$330.7 million for the previous corresponding period. ZONE telecommunication operations in the United States remained the key contributor towards the Group's revenue growth for this period. The Group's net profit increased by 16.8% from HK$22.8 million for the corresponding period in 2006 to HK$26.6 million. EBITDA increased 36.3% to HK$38.5 million when compared to HK$28.3 million for the corresponding period in the previous year. The Group further strengthened its balance sheet position with total net assets of HK$205.2 million, representing an increase of 55.3% over the prior year, while cash and bank balances increased by 60.3% to HK$160.9 million.

ZONE operations in the United States ("ZONE US") achieved turnover of HK$349.5 million during the first six months of 2007 which represented an increase of HK$73.3 million over the same period of 2006. This increased turnover was based primarily on growth in sales to the wholesale segment of ZONE US's customer base which comprises one-third of independent local exchange carriers ("ILECs") located throughout the United States and other carrier customers. This segment of revenue increased from about one-third of the total revenue of ZONE US for the previous corresponding period and now accounts for more than half of total revenue for the period under review. Over the course of the first half of 2007, ZONE US has taken steps to improve efficiencies in its existing facilities, and to add suites of new products and services for its different categories of customers. Increased utilisation of the Company's switch facilities and the implementation of advanced routing capabilities have helped to improve margins on telecom traffic. The use of Voice-over-Internet Protocol ("VoIP") technologies has presented ZONE US with a multitude of new routing options, including sending IP wholesale traffic to and from its associates in Asia and business partners globally.

ZONE US has reached an agreement with a major nationwide US wireless network provider which will enable the Group to penetrate into the domestic US mobile market as a Mobile Virtual Network Operator (MVNO) before the end of 2007. ZONE will, as an initial stage, offer cellular services to its ILEC customers which will in turn render mobile voice and data services to their end user customers under the ILECs' own brand names. This additional range of services has been received by ZONE's ILEC customers with enthusiasm, as it provides them with a seamless way to add a mobile product to their existing fixed line offerings. It is expected to further solidify the relationships between participating ILECs and ZONE US.

Turnover from ZONE's operations in Asia ("ZONE Asia") decreased by HK$2.9 million to HK$46.7 million as compared to HK$49.6 million for the previous period. Profit from ZONE Asia's operations for the period under review was HK$11.7 million compared to HK$13.4 million for the previous period. These reductions in revenue and profit in Asia are mainly due to a lower contribution from ZONE operations in Hong Kong where the telecommunication sector remains highly competitive with major fixed line operators still aggressively pricing their services in order to gain market share.

ZONE Hong Kong operations continue to move forward with its strategic plan to expand into China. After establishing a wholly foreign-owned enterprise (WFOE) named 深圳盈港科技有限公司 in March 2007 and having set up its operating office in Shenzhen, ZONE has successfully concluded business management and consultancy arrangements in August with two local Chinese enterprises, both of which are reselling telecommunication products and services to business customers in the Shenzhen area for the major telecom operators in China. Under the arrangements, ZONE utilises its key operational staff and management systems from its Hong Kong office to work with these enterprises in order to develop their telecommunication-related businesses and receives the economic benefits thereof while maintaining effective control over the business and operations of the local Chinese enterprises.

ZONE Singapore maintained its intense marketing drive to grow its customer base, with particular focus on acquiring high value corporate customers. It continues to introduce innovative product packaging and value-added services to differentiate itself from its competitors. This strategy has contributed to favourable results in terms of both revenue and earnings during the first six months as compared to the same period last year. With its deployment of VoIP technologies, ZONE Singapore is now also providing telecom services to an increasing number of customers around the region as well as expanding into IP wholesale voice traffic business, thus broadening its revenue and customer base. ZONE Singapore will continue to deploy new technologies to improve efficient use of network resources. Lower operating costs and healthier margins are expected with the use of the new IP-based technologies.

ZONE Asia's global VoIP offering "ZoiPPE" (*www.zoippe.com*) continues to focus on increasing its user base through viral marketing and co-branding/ white-labelling alliances and partnerships. To facilitate its reach into other larger markets, besides English and Chinese (both traditional and simplified) languages, the ZoiPPE softphone interface is also available in Japanese and it is in the pipeline to add other languages including Thai, Korean and Hindi. Upgrades and other enhancements are being incorporated into the communication service platform to improve the system robustness as well as to introduce new features and increase the mix of product offerings.

In February 2007, the Group successfully completed a placement of 52 million shares of the Company, generating net proceeds of approximately HK$45.4 million and recording share premium of HK$44.9 million. At the same time, the Group raised additional capital of US$2.5 million (approximately HK$19.5 million) from an institutional investor for development of the ZoiPPE business, realising a gain of HK$17.4 million.

During the first six months, in addition to the business development initiatives in the Shenzhen area, the Group has been actively exploring various opportunities to penetrate, by way of acquisition or otherwise, into the telecommunication-related sector in China.

During the period under review, the Group delivered on its objectives to continue to grow both revenue and profit, to establish a business presence in China and to enhance the technology robustness and scalability of the ZoiPPE platform and intensify its promotion drive globally.

Looking ahead to the second half of 2007, the Group anticipates that steady revenue growth will be maintained, ZONE's operations in China will begin to contribute to the Group's turnover and the ZoiPPE user base will be further increased following the introduction of new features and improvements in system robustness while the Group will strive to create new revenue stream opportunities. The Group is excited about entering the domestic US mobile market as an MVNO this period and is confident of the growth potential for this latest service offering.

Financial Review

Results

During the period under review, the Group's turnover recorded significant growth and reached HK$398.0 million, representing an increase of 20.3% when compared to HK$330.7 million for the corresponding period in 2006.

The gross profit for this period increased by 8.5% to HK$103.9 million, compared to HK$95.8 million for the corresponding period in the previous year.

The Group's EBITDA for the period under review reached HK$38.5 million, representing an increase of 36.3% from HK$28.3 million for the same period last year.

The operating profit for the period amounted to HK$30.1 million, representing an increase of 17.5% when compared to HK$25.6 million for the first six months of 2006.

Consolidated net profit attributable to equity holders of the Company increased by 17.1% to HK$26.7 million when compared to HK$22.8 million for the previous corresponding period.

Interim Dividend

The Board does not recommend the payment of a dividend for the six months ended 30 June 2007 (30 June 2006: Nil).

Capital Structure, Liquidity and Financing

The Group's liquidity position was further strengthened by the continuing growth of the ZONE business around the world, as well as the private placement of shares of the Company and the allotment of 5% shareholding interest in a subsidiary in February 2007. The net assets of the Group improved to HK$205.2 million as at 30 June 2007 (31 December 2006: HK$132.1 million).

With an enhanced capital structure and operating cash flow, cash and bank balances (excluding pledged bank deposits) amounted to HK$160.9 million as at 30 June 2007 (31 December 2006: HK$100.4 million). The Group had pledged bank deposits amounting to HK$2.1 million as at 30 June 2007 (31 December 2006: HK$1.5 million) to banks for guarantees made by them to certain telecommunication carriers for payments due by the Group.

As at 30 June 2007, the Group's bank borrowings, represented by the bank loan advanced to a subsidiary for the purpose of the WRLD Alliance transaction, reduced to HK$27.3 million (31 December 2006: HK$31.8 million) as a result of partial repayment of principal during the period. The Group's bank borrowings are in United States dollars at a fixed interest rate and secured through, among others, a pledge of the trade receivables of the subsidiary.

As at 30 June 2007, the Group's liabilities under equipment lease financing amounted to HK$0.5 million (31 December 2006: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets, improved to 13.5% (31 December 2006: 24.5%) mainly due to the enhanced capital structure and profits for the period.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong and United States dollars, the Group considers there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As cash contributions from the Singapore operations continue to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, take any necessary action to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 30 June 2007, there were no material contingent liabilities and commitments.

Save as aforesaid, the directors are not aware of any other material changes from information disclosed in the Company's 2006 Annual Report.

Additional Information

Directors' interests in securities

As at 30 June 2007, the directors and the chief executive of the Company and their respective associates had the following interests and short positions (if any) in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or which were required pursuant to section 352 of the SFO to be recorded in the register maintained by the Company, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules:

Name of director	Capacity	Number of Shares* held	Approximate percentage of shareholding
Richard John Siemens	Held by controlled corporations	108,500,200 *(Note 1)*	20.7%
Kuldeep Saran, deceased	Personal	341,200 *(Note 2)*	0.1%
	Held by a controlled corporation	74,676,461 *(Note 2)*	14.3%
William Bruce Hicks	Personal	3,949,914	0.8%
	Held by a controlled corporation	67,962,428 *(Note 3)*	13.0%
Lim Shyang Guey	Personal	1,320,000	0.3%
Shane Frederick Weir	Personal	10,000	0.0%

* *"Shares" means ordinary shares of HK$0.01 each in the share capital of the Company.*

Notes:

1. 8,500,000 Shares are beneficially owned by Siemens Enterprises Limited and 100,000,200 Shares are beneficially owned by Goldstone Trading Limited, both companies being controlled by Mr. Richard John Siemens.

2. Mr. Kuldeep Saran held 341,200 Shares before his passing away on 16 June 2007. In addition, 74,676,461 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Saran before his passing away. So far as the Company is aware of, probate has not been granted and the executor(s) thereof have not yet registered as holders of shares in the Company or Future (Holdings) Limited.

3. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.

All interests disclosed above represent long positions in the shares of the Company and there were no underlying shares held by the directors as at 30 June 2007.

Save as disclosed above, as at 30 June 2007, none of the directors, the chief executive of the Company or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which are deemed or taken to have been under such provisions of the SFO), or which are required pursuant to section 352 of the SFO to be recorded in the register referred to therein, or which are required pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below entitled "Share option schemes", at no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable any director or the chief executive of the Company to acquire benefits, by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, the chief executive of the Company nor any of their spouses or children under the age of 18 had any interests in, or had been granted, any rights to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such rights during the period.

Substantial shareholders

As at 30 June 2007, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors or the chief executive of the Company, the following persons (other than the directors or the chief executive of the Company) had interests and short positions (if any) in the shares and underlying shares of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Party XV of the SFO or, who were, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Number of Shares held	Approximate percentage of shareholding
Goldstone Trading Limited	100,000,200*	19.1%
Future (Holdings) Limited	74,676,461*	14.3%
Great Wall Holdings Limited	67,962,428*	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *These interests represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. Kuldeep Saran, deceased (being held through Future (Holdings) Limited) and Mr. William Bruce Hicks (being held through Great Wall Holdings Limited) as disclosed in the notes to the description under the heading of "Directors' interests in securities" above.*

All interests disclosed above represent long positions in the shares of the Company.

Save as disclosed above, as at 30 June 2007, according to the register kept by the Company pursuant to section 336 of the SFO and so far as is known to the directors and the chief executive of the Company, no other person (not being a director or the chief executive of the Company) had any interests or short positions in the shares, underlying shares or debentures of the Company which are required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, nor were there any persons, directly or indirectly, interested in 10% or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of the Company.

Share option schemes

The Company

Pursuant to an employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated in a special general meeting held on 28 June 2002 but the share options granted that were not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme"). Under the New Share Option Scheme, the directors of the Company may at their discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the New Share Option Scheme since adoption.

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have activated their share option scheme powers pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

During the period, no share options were held by the directors, the chief executive or substantial shareholders of the Company, suppliers of goods or services or other participants, other than eligible employees under the Old Share Option Scheme.

Details of the share options granted and remaining outstanding as at 30 June 2007 were as follows:

			Number of share options				
Date of grant	Exercisable period	Exercise price *HK$*	As at 1 January 2006	Lapsed during the year	As at 31 December 2006	Lapsed during the period	As at 30 June 2007
25.10.1999	25.10.2000 – 24.10.2009	1.40	15,000	–	15,000	–	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	35,000	–	35,000	–	35,000
28.04.2000	28.04.2001 – 24.10.2009	3.30	40,000	–	40,000	(15,000)	25,000
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	20,000	–	20,000	–	20,000
Total			147,500	–	147,500	(15,000)	132,500

Additional Information (continued)

Corporate governance

The Company is committed to maintaining high standards of corporate governance. Except for a deviation described below, no director of the Company is aware of any information which would reasonably indicate that the Company is not, or was not, at any time during the six months ended 30 June 2007, acting in compliance with the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 to the Listing Rules.

CG Code A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Nevertheless, Mr. Richard John Siemens, the Chairman of the Company, assumed the role of the chief executive officer of the Company following the passing away of Mr. Kuldeep Saran, the then Deputy Chairman and Managing Director, on 16 June 2007. The Board anticipates that the role of the chief executive officer by Mr. Siemens is only an interim measure.

Model code for securities transactions by directors

The Company has adopted the Model Code as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standards set out in the Model Code throughout the six months ended 30 June 2007.

Audit committee

The Audit Committee has reviewed, with the management and the auditors of the Company, the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters, including a review of the unaudited consolidated financial statements of the Company for the six months ended 30 June 2007. The review conducted by the auditors of the Company were in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

Change of auditors

The Company announced on 5 June 2007 that Messrs. Moores Rowland Mazars resigned as auditors of the Group following the reorganisation of the firm and Mazars CPA Limited was appointed as auditors of the Group on 1 June 2007.

Purchase, sale or redemption of the Company's listed securities

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Employee remuneration policies

As at 30 June 2007, the Group employed, altogether, 146 employees (31 December 2006: 145 employees) in Hong Kong and overseas. The Group's total staff costs for the six months ended 30 June 2007 amounted to HK$40.2 million (30 June 2006: HK$34.9 million).

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employees and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve its objectives. In addition to salary and bonus payments, the Group also offers other fringe benefits, including provident fund and medical benefits, to its employees.

Appreciation

The Board wishes to express its sincere appreciation to Mr. Kuldeep Saran, the Deputy Chairman and Managing Director of the Company who passed away on 16 June 2007, for his invaluable leadership and contribution to the Group in the past.

The Board would also like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group during the period.

By Order of the Board
Lau Wai Ming Raymond
Company Secretary

18 September 2007

e-KONG Group Limited

二零零七年 中期報告

股份代號:524

展望

公司資料

董事會
執行董事
衛斯文 *(主席)*
林祥貴

非執行董事
許博志

獨立非執行董事
韋雅成
高來福 太平紳士
Gerald Clive Dobby

公司秘書
劉偉明

核數師
馬賽會計師事務所有限公司
執業會計師

法律顧問
的近律師行
范家碧律師行
康德明律師事務所

主要往來銀行
香港上海滙豐銀行有限公司
中國銀行(香港)有限公司
星展銀行有限公司
The Bancorp Bank

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

主要辦事處
香港
中環皇后大道中15號
置地廣場
告羅士打大廈3705室
電話：+852 2801 7188
傳真：+852 2801 7238

股份代號

香港聯交所：	524
美國預託證券股票代號：	EKONY
CUSIP參考號碼：	26856N109

網址
www.e-kong.com

股份過戶登記處
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

股份過戶登記處香港分處
卓佳秘書商務有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

美國預託證券存管處
BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
USA

目錄

簡明綜合收益表

截至二零零七年六月三十日止六個月

e-Kong Group Limited(「本公司」)之董事會(「董事會」)謹此提呈本公司及其附屬公司(統稱為「本集團」)截至二零零七年六月三十日止六個月之未經審核中期業績與二零零六年同期之比較數字。此業績未經審核，惟已由本公司之審核委員會及核數師檢閱。

		截至六月三十日止六個月	
		二零零七年	二零零六年
		(未經審核)	(未經審核)
	附註	***千港元***	*千港元*
營業額	*2*	**397,956**	330,709
銷售成本		**(294,011)**	(234,882)
毛利		**103,945**	95,827
其他收入	*3*	**19,357**	1,228
		123,302	97,055
銷售及分銷開支		**(29,100)**	(26,620)
業務宣傳及市場推廣開支		**(4,068)**	(2,760)
經營及行政開支		**(51,613)**	(39,411)
折舊及攤銷		**(8,466)**	(2,688)
經營溢利		**30,055**	25,576
財務費用	*4*	**(1,229)**	(1,379)
除稅前溢利	*4*	**28,826**	24,197
稅項	*5*	**(2,227)**	(1,423)
期內溢利		**26,599**	22,774
應佔：			
本公司股權持有人		**26,659**	22,774
少數股東權益		**(60)**	–
		26,599	22,774
EBITDA	*6*	**38,521**	28,264
		港仙	*港仙*
每股盈利	*7*		
基本		**5.3**	4.8
攤薄		**不適用**	不適用

簡明綜合資產負債表

於二零零七年六月三十日

	附註	於二零零七年 六月三十日 (未經審核) 千港元	於二零零六年 十二月三十一日 (經審核) 千港元
非流動資產			
物業、機器及設備	8	**15,914**	17,117
無形資產	9	**46,776**	51,659
遞延税項資產		**10,866**	10,866
		73,556	79,642
流動資產			
貿易及其他應收款項	10	**104,275**	86,630
已抵押銀行存款		**2,050**	1,547
現金及銀行結餘		**160,853**	100,362
		267,178	188,539
流動負債			
貿易及其他應付款項	11	**104,603**	99,686
銀行借款之即期部份		**9,513**	9,188
財務租賃承擔之即期部份		**202**	198
應付税項		**3,142**	3,996
		117,460	113,068
流動資產淨值		**149,718**	75,471
總資產減流動負債		**223,274**	155,113
非流動負債			
銀行借款		**17,748**	22,577
財務租賃承擔		**317**	419
資產淨值		**205,209**	132,117
資本及儲備			
股本		**5,229**	4,709
儲備		**198,952**	127,408
本公司股權持有人應佔權益		**204,181**	132,117
少數股東權益		**1,028**	–
權益總額		**205,209**	132,117

簡明綜合權益變動表

截至二零零七年六月三十日止六個月

	本公司股權持有人應佔								
	股本 (未經審核) 千港元	股份溢價 (未經審核) 千港元	匯兌儲備 (未經審核) 千港元	股本 贖回儲備 (未經審核) 千港元	實繳盈餘 (未經審核) 千港元	累計溢利／ (虧損) (未經審核) 千港元	總額 (未經審核) 千港元	少數 股東權益 (未經審核) 千港元	權益總額 (未經審核) 千港元
於二零零七年一月一日	4,709	23,461	(598)	6	83,489	21,050	132,117	–	132,117
發行新股份	520	46,280	–	–	–	–	46,800	–	46,800
發行股份之支出	–	(1,395)	–	–	–	–	(1,395)	–	(1,395)
被視為出售附屬公司部份權益	–	–	–	–	–	–	–	1,088	1,088
期內溢利	–	–	–	–	–	26,659	26,659	(60)	26,599
於二零零七年六月三十日	**5,229**	**68,346**	**(598)**	**6**	**83,489**	**47,709**	**204,181**	**1,028**	**205,209**
於二零零六年一月一日	4,709	23,461	(1,011)	6	607,462	(543,555)	91,072	–	91,072
換算海外附屬公司時之匯兌差額	–	–	(20)	–	–	–	(20)	–	(20)
期內溢利	–	–	–	–	–	22,774	22,774	–	22,774
於二零零六年六月三十日	4,709	23,461	(1,031)	6	607,462	(520,781)	113,826	–	113,826

簡明綜合現金流量表

截至二零零七年六月三十日止六個月

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	千港元	*千港元*
經營業務所得／(所用)現金淨額	**5,205**	(21,917)
投資業務所得／(所用)現金淨額	**14,986**	(3,771)
融資業務所得現金淨額	**40,803**	44,732
現金及現金等值項目增加淨額	**60,994**	19,044
於一月一日之現金及現金等值項目	**101,909**	61,218
於六月三十日之現金及現金等值項目	**162,903**	80,262
現金及現金等值項目之結餘分析		
已抵押銀行存款	**2,050**	2,024
現金及銀行結餘	**160,853**	78,238
	162,903	80,262

1. 編製基準及會計政策

簡明綜合財務報表未經審核，乃根據香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則(「上市規則」)之適用披露規定而編製。此等中期財務報表所採納之會計政策及編製基準與本公司二零零六年年報所採納者一致。

本集團並無提前採納香港會計師公會頒佈而對本期間尚未生效之新增及經修訂準則或詮釋。本集團預期，在將來採納該等準則或詮釋不會對本集團之業績造成重大影響。

2. 營業額及分部資料

本集團期內按地區及業務分部劃分之營業額及業績分析如下：

(a) 按地區分部劃分：

	截至六月三十日止六個月						
	二零零七年				二零零六年		
	北美洲 (未經審核) 千港元	**亞太區 (未經審核) 千港元**	**抵銷 (未經審核) 千港元**	**綜合 (未經審核) 千港元**	北美洲 (未經審核) 千港元	亞太區 (未經審核) 千港元	綜合 (未經審核) 千港元
營業額							
對外銷售	**349,476**	**48,480**	**–**	**397,956**	276,158	54,551	330,709
分部間銷售	**–**	**664**	**(664)**	**–**	–	–	–
	349,476	**49,144**	**(664)**	**397,956**	276,158	54,551	330,709
業績							
分部業績	**11,598**	**11,655**	**–**	**23,253**	15,477	13,406	28,883
財務費用				**(1,229)**			(1,379)
其他經營收入及開支				**6,802**			(3,307)
除稅前溢利				**28,826**			24,197
稅項				**(2,227)**			(1,423)
期內溢利				**26,599**			22,774

分部間銷售乃按當時市場價格計算列賬。

2. 營業額及分部資料 *(續)*

(b) 按業務分部劃分：

	截至六月三十日止六個月					
	二零零七年			二零零六年		
	電訊業務 (未經審核) *千港元*	**其他 (未經審核) *千港元***	**綜合 (未經審核) *千港元***	電訊業務 (未經審核) *千港元*	其他 (未經審核) *千港元*	綜合 (未經審核) *千港元*
營業額						
對外銷售	**396,177**	**1,779**	**397,956**	325,772	4,937	330,709
業績						
分部業績	**23,284**	**(31)**	**23,253**	28,863	20	28,883
財務費用			**(1,229)**			(1,379)
其他經營收入及開支			**6,802**			(3,307)
除税前溢利			**28,826**			24,197
税項			**(2,227)**			(1,423)
期內溢利			**26,599**			22,774

3. 其他收入

	截至六月三十日止六個月	
	二零零七年 (未經審核) *千港元*	二零零六年 (未經審核) *千港元*
銀行存款之利息收入	**1,955**	1,220
被視為出售附屬公司部份權益之盈利 *(附註)*	**17,402**	–
其他	**–**	8
	19,357	1,228

附註： 被視為出售附屬公司部份權益之盈利乃指由一名機構投資者認購一間附屬公司之5%股本而產生。

4. 除稅前溢利

此乃已扣除後列賬：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	千港元	*千港元*
財務費用：		
銀行貸款及其他借款之利息	**(1,218)**	(1,365)
財務租賃承擔之融資費用	**(11)**	(14)

5. 稅項

	截至六月三十日止六個月	
	二零零七年	二零零六年
	(未經審核)	(未經審核)
	千港元	*千港元*
現行稅項		
香港利得稅	**–**	–
海外所得稅	**(2,227)**	(1,138)
	(2,227)	(1,138)
遞延稅項		
暫時性差異之產生及撥回	**–**	(285)
	(2,227)	(1,423)

海外稅項乃指若干附屬公司根據其經營所在國家適用之稅率計算之所得稅撥備。

6. EBITDA

EBITDA指未扣除利息開支、稅項、折舊及攤銷前之盈利。

7. 每股盈利

截至二零零七年六月三十日止六個月之每股基本盈利，乃根據本公司股權持有人應佔綜合溢利26,659,000港元(二零零六年六月三十日：22,774,000港元)及期內已發行股份之加權平均數506,518,509股(二零零六年六月三十日：470,894,200股)計算。

由於購股權之行使價較每股平均市場價格為高，因此並無呈列截至二零零七年及二零零六年六月三十日止六個月之每股攤薄盈利。

8. 購置及出售物業、機器及設備

期內，本集團購置及出售之物業、機器及設備為2,950,000港元（二零零六年十二月三十一日：10,212,000港元）及1,406,000港元（二零零六年十二月三十一日：124,000港元）。

9. 無形資產

	於二零零七年六月三十日（未經審核）	於二零零六年十二月三十一日（經審核）
	千港元	*千港元*
開發成本	**3,547**	3,137
客戶合約	**52,933**	52,933
	56,480	56,070
減：攤銷	**(9,704)**	(4,411)
	46,776	51,659

開發成本代表就開發以網際規約(IP)為基礎的新通訊產品及服務所錄得之成本。

客戶合約代表根據與第三方訂立資產收購協議所購入之無形資產。根據該協議，收購若干與在美國提供長途電訊服務有關之電訊服務資產，該成本已被資本化及現按直線法於五年內攤銷。

10. 貿易及其他應收款項

	於二零零七年六月三十日（未經審核）千港元	於二零零六年十二月三十一日（經審核）千港元
應收貿易款項	**93,785**	76,119
其他應收款項		
按金、預付款項及其他應收款項	**10,490**	10,511
	104,275	86,630

本集團銷售之信貸期主要介乎30至90日不等。貿易及其他應收款項包括應收貿易款項（已扣除呆壞賬撥備），有關賬齡分析如下：

	於二零零七年六月三十日（未經審核）千港元	於二零零六年十二月三十一日（經審核）千港元
即期	**86,737**	68,042
1至3個月	**6,836**	7,858
超過3個月但少於12個月	**212**	219
	93,785	76,119

11. 貿易及其他應付款項

	於二零零七年六月三十日（未經審核）千港元	於二零零六年十二月三十一日（經審核）千港元
應付貿易款項	**39,727**	44,924
其他應付款項		
應計費用及其他應付款項	**64,876**	54,762
	104,603	99,686

貿易及其他應付款項包括應付貿易款項，有關賬齡分析如下：

	於二零零七年六月三十日（未經審核）千港元	於二零零六年十二月三十一日（經審核）千港元
即期	**34,095**	26,733
1至3個月	**5,538**	17,992
超過3個月但少於12個月	**94**	199
	39,727	44,924

12. 比較數字

若干比較數字已重新分類，以符合本期間之呈報方式。

MAZARS

致e-Kong Group Limited
(於百慕達註冊成立之有限公司)

審核委員會

引言

本核數師已檢閱載於第1頁至第10頁之中期財務報表，包括e-Kong Group Limited(「貴公司」)及其附屬公司(統稱「貴集團」)截至二零零七年六月三十日之簡明綜合資產負債表及截至該日止六個月期間之相關簡明綜合收益表、權益變動表及現金流量表以及附註說明。香港聯合交易所有限公司證券上市規則規定，上市公司之中期財務報表的編製須符合相關條文及香港會計師公會頒布之香港會計準則第34號「中期財務報告」(「香港會計準則第34號」)的規定。 貴公司董事須負責按照香港會計準則第34號編製及呈列此等中期財務報表。

本核數師之責任是根據我們的檢閱對此等中期財務報表作出結論，並按照雙方所協定之委聘書條款僅向 閣下滙報而不作其他用途。我們不會就本報告書之內容向任何其他人士負上或承擔任何責任。

檢閱範圍

本核數師已按照香港會計師公會所頒布之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行檢閱工作。中期財務報表之檢閱包括向主要負責財務和會計事務之人員作出查詢，及進行分析和其他檢閱程序。由於檢閱的範圍遠較根據香港審計準則進行審核之範圍為小，故此檢閱未能確保我們可以知悉在審核中可能被發現之所有重大事項。因此，我們不會發表審核意見。

結論

根據本核數師之檢閱，我們並無發現任何事項，致使我們相信中期財務報表在各重大方面未有按照香港會計準則第34號編製。

馬賽會計師事務所有限公司
執業會計師

香港，二零零七年九月十八日

郭婉文
執業證書號碼：P04604

MAZARS CPA LIMITED
馬賽會計師事務所有限公司
34th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
香港銅鑼灣希慎道33號利園廣場34樓
Tel電話: (852) 2909 5555　Fax傳真: (852) 2810 0032
Email電郵: info@mazars.com.hk　Website網址: www.mazars.com.hk

於回顧期內，本集團之營業額持續增長並繼續錄得盈利。本集團之營業額達398,000,000港元，較去年同期之330,700,000港元上升20.3%。ZONE於美國之電訊業務仍然是本集團期內收益增長之主要來源。本集團之純利由二零零六年同期之22,800,000港元增長至26,600,000港元，升幅達16.8%。EBITDA由去年同期之28,300,000港元增長至38,500,000港元，升幅達36.3%。本集團進一步鞏固其資產負債狀況，總資產淨值達205,200,000港元，較去年增長55.3%；而現金及銀行結餘於同期間增加60.3%至160,900,000港元。

ZONE於美國之業務（「ZONE美國」）在二零零七年首六個月之營業額達349,500,000港元，較二零零六年同期增加73,300,000港元。營業額增長主要因為於ZONE美國客戶群中的批發業務部份之銷售取得增長，該批發客戶群包括遍佈美國三分一獨立交換網絡商（「ILECs」）及其他網絡商客戶。此業務部份之收益於去年同期佔ZONE美國之總收益約三分之一，而目前已增長至佔ZONE美國於回顧期內逾半之收益。於二零零七年上半年，ZONE美國採取措施提升其現有設施之效率，並且為不同類別之客戶增添新產品及服務組合。本公司增加交換機設備之使用率，並採取先進之路由系統，皆有助提升電訊通信之利潤率。網際規約語音（「VoIP」）技術的運用讓ZONE美國享有眾多新穎的路由選擇，包括與於亞洲之同伴及全球之業務伙伴互相以網際規約(IP)批發傳送電訊通信。

ZONE美國已經與美國一間主要全國無線網絡供應商訂立協議，據此，本集團可望於二零零七年年底前以流動虛擬網絡營辦商(MVNO)的身份進軍美國本土的流動電訊市場。ZONE將於初期向其ILEC客戶提供流動通訊服務，而該等ILEC客戶則會以本身之品牌向彼等之最終用戶提供流動語音及數據服務。ZONE美國能為客戶之現有固網服務組合上一併添上流動電訊產品，因此ZONE的ILEC客戶殷切期待新服務之面世。預期上述服務可進一步鞏固參與的ILECs與ZONE美國之間的關係。

ZONE於亞洲業務（「ZONE亞洲」）之營業額為46,700,000港元，較去年同期之49,600,000港元減少2,900,000港元。於回顧期內，ZONE亞洲之經營溢利為11,700,000港元，而去年同期則為13,400,000港元。亞洲業務之收益與溢利減少，主要是因為電訊業之競爭仍然十分激烈，各主要固網營辦商為爭奪市場佔有率而以進取的價格提供服務，致使ZONE於香港業務之貢獻倒退。

ZONE香港之業務繼續推展其進軍中國之策略計劃。繼於二零零七年三月成立一間名為深圳盈港科技有限公司之外商獨資企業(WFOE)以及於深圳成立其營運辦事處後，ZONE於八月成功與兩間中國國內企業確立業務管理及諮詢安排。該兩間企業均替國內之主要電訊營運商向深圳地區之商業客戶轉售電訊產品及服務。根據有關安排，ZONE委派其香港辦事處之主要營運員工與上述企業合作並向有關企業引入香港辦事處之管理制度，從而發展彼等之電訊相關業務並獲得業務的經濟利益；與此同時，本集團可實際控制此等中國國內企業之業務及營運。

ZONE新加坡繼續其緊密的宣傳攻勢以拓展其客戶群，特別注重吸納高價值的企業客戶。ZONE新加坡繼續推出極具創意之產品組合及增值服務，使其本身從一眾競爭對手中脫穎而出。此策略協助其於本年度首六個月錄得較去年同期理想之收益與盈利。ZONE新加坡採用VoIP技術後，其目前正向越來越多位於地區內的客戶提供電訊服務，並且進軍IP批發語音通信業務，從而拓闊其收益及客戶群。ZONE新加坡將繼續採用新技術以提升網絡資源之使用效率。預期採用新的以IP為基礎的技術後，經營成本將會減少而利潤可升至更穩健的水平。

ZONE亞洲面向全球市場之VoIP服務「ZoiPPE」*(www.zoippe.com)*繼續透過滲透式的宣傳攻勢以及聯合品牌／特定標籤之策略聯盟及伙伴關係，積極擴大ZoiPPE之用戶群。為促進ZoiPPE打入其他更遼闊的市場，ZoiPPE之寬頻電話軟件(softphone)介面在原有的英文及中文(包括繁簡體)版本之外更加入日文版本，並正進行包括泰文、韓文及印地語等其他語言版本之籌備工作。其通訊服務平台亦正在升級及進行其他優化工程，以提高系統的穩健以及加入新功能及增加產品組合的配搭。

二零零七年二月，本集團成功完成52,000,000股本公司股份之配售事項，籌得資金淨額約45,400,000港元，並錄得44,900,000港元之股份溢價。與此同時，本集團向一名機構投資者籌得2,500,000美元(約19,500,000港元)之額外資金作為發展ZoiPPE業務之用，獲得盈利為17,400,000港元。

於首六個月，除深圳地區之業務發展計劃外，本集團亦一直積極探求不同機會，通過收購或其他方式進軍中國之電訊相關業務。

於回顧期內，本集團成功達成多項目標，包括收益與溢利雙雙錄得增長，在中國市場設立業務據點，提升ZoiPPE平台之穩健與擴展能力，以及加強其全球宣傳活動。

展望二零零七年下半年，本集團預期收益將會保持穩定增長，ZONE於中國之業務將開始為本集團之營業額作出貢獻。於加入新功能及提升系統穩健後，ZoiPPE之用戶群將會進一步擴大。與此同時，本集團亦會致力發掘可創造新收入來源之機會。本集團對於能夠在期內以MVNO的身份進軍美國本土流動電訊市場感到雀躍不已，亦看好此項新增服務的增長潛力。

業績

於回顧期內，本集團之營業額錄得顯著升幅達398,000,000港元，較二零零六年同期之330,700,000港元增長20.3%。

本期間之毛利增長8.5%至103,900,000港元，而去年同期則為95,800,000港元。

本集團於回顧期內之EBITDA由去年同期之28,300,000港元增長36.3%至38,500,000港元。

期內之經營溢利為30,100,000港元，較於二零零六年首六個月之25,600,000港元增長17.5%。

本公司股權持有人應佔綜合純利由去年同期之22,800,000港元增長17.1%至26,700,000港元。

中期股息

董事會不建議就截至二零零七年六月三十日止六個月派付股息(二零零六年六月三十日：無)。

資本結構、流動資金及融資

藉著ZONE之業務於全球各地持續增長，以及於二零零七年二月進行本公司股份之私人配售及配發一間附屬公司之5%股權，此有助加強本集團之流動資金狀況。於二零零七年六月三十日，本集團之資產淨值增長至205,200,000港元(二零零六年十二月三十一日：132,100,000港元)。

憑著強化後之資本結構及經營業務之現金流，現金及銀行結餘於二零零七年六月三十日(不包括已抵押銀行存款)為160,900,000港元(二零零六年十二月三十一日：100,400,000港元)。於二零零七年六月三十日，本集團抵押銀行存款為數2,100,000港元(二零零六年十二月三十一日：1,500,000港元)予銀行，作為銀行就本集團如期付款而向若干電訊營運商提供擔保之抵押。

於二零零七年六月三十日，本集團之銀行借款(指就WRLD Alliance交易借予一間附屬公司之銀行貸款)，由於部份本金於期內償還，而減至27,300,000港元(二零零六年十二月三十一日：31,800,000港元)。本集團之銀行借款乃以美元為單位按固定息率，並以(其中包括)該附屬公司之應收貿易款項作抵押擔保。

於二零零七年六月三十日，本集團之設備租賃融資負債為500,000港元(二零零六年十二月三十一日：600,000港元)。

本集團之負債資產比率(按借款總額佔資產淨值之百分比計算)改善至13.5%(二零零六年十二月三十一日：24.5%)，主要因資本結構強化及期內錄得溢利所致。

外匯風險

由於本集團大部份之資產、負債及收支主要以港元及美元計算，故此本集團認為，只要港元兌美元之匯率繼續為聯繫匯率，則並無重大外匯波動風險。由於新加坡業務之現金流入不斷增加，故此本集團將密切監察新加坡元兌美元之匯率，並於適當時採取必要之行動，減低上述外匯風險。

或然負債及承擔

於二零零七年六月三十日，並無重大或然負債及承擔。

除上述者外，就董事所知，本公司二零零六年年報內所披露之資料並無任何重大變動。

董事之證券權益

於二零零七年六月三十日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中，擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及香港聯合交易所有限公司(「聯交所」)(包括按上述證券及期貨條例條文被當作或視作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於本公司存置之登記冊或根據上市規則附錄10所載上市發行人董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及淡倉(如有)如下：

董事姓名	身份	所持股份*數目	概約持股百分比
衛斯文	由受控制法團持有	108,500,200 *(附註1)*	20.7%
Kuldeep Saran(已離世)	個人	341,200 *(附註2)*	0.1%
	由受控制法團持有	74,676,461 *(附註2)*	14.3%
許博志	個人	3,949,914	0.8%
	由受控制法團持有	67,962,428 *(附註3)*	13.0%
林祥貴	個人	1,320,000	0.3%
韋雅成	個人	10,000	0.0%

* *「股份」指本公司股本中每股0.01港元之普通股。*

附註：

1. 8,500,000股股份由Siemens Enterprises Limited實益擁有，100,000,200股股份則由Goldstone Trading Limited實益擁有，該兩間公司均由衛斯文先生控制。

2. Kuldeep Saran先生於二零零七年六月十六日離世前持有341,200股股份。此外，74,676,461股股份由Saran先生離世前控制之Future (Holdings) Limited實益擁有。就本公司所知，現時尚未授出遺囑認證書，而遺囑執行人尚未登記成為本公司或Future (Holdings) Limited之股份的持有人。

3. 67,962,428股股份由許博志先生控制之Great Wall Holdings Limited實益擁有。

上文披露之所有權益指本公司股份之好倉，而於二零零七年六月三十日，董事概無持有任何相關股份。

除上文所披露者外，於二零零七年六月三十日，本公司之董事、主要行政人員及彼等各自之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券概無擁有根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括按上述證券及期貨條例條文被視作或當作彼等之權益及淡倉)，或根據證券及期貨條例第352條須記錄於該條所述登記冊或根據標準守則須知會本公司及聯交所之任何權益或淡倉。

董事可收購股份或債券之安排

除下文「購股權計劃」一段所述本公司或其任何附屬公司已採納或可能採納之購股權計劃外，本公司或其任何附屬公司概無於期內訂立任何安排，致使本公司任何董事或主要行政人員可藉收購本公司或任何其他法人團體之股份或債券而獲益，而本公司董事、主要行政人員或彼等之配偶或未滿18歲之子女於期內亦概無擁有或獲授予任何可認購本公司或其相聯法團(定義見證券及期貨條例第XV部)股份或債券之權利，亦無於期內行使任何該等權利。

主要股東

於二零零七年六月三十日，根據由本公司按證券及期貨條例第336條存置之登記冊及就本公司董事或主要行政人員所知，下列人士(不包括本公司董事或主要行政人員)於本公司之股份及相關股份中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益及淡倉(如有)，或直接或間接擁有可在任何情況下在本公司之股東大會擁有投票權之任何類別股本面值10%或以上權益：

股東名稱	所持股份數目	概約持股百分比
Goldstone Trading Limited	100,000,200*	19.1%
Future (Holdings) Limited	74,676,461*	14.3%
Great Wall Holdings Limited	67,962,428*	13.0%
Cannizaro Asia Master Fund Limited	34,600,000	6.6%

* *彼等之權益與上文「董事之證券權益」一段內之附註所披露衛斯文先生(透過Goldstone Trading Limited持有)、Kuldeep Saran先生(已離世)(透過Future (Holdings) Limited持有)及許博志先生(透過Great Wall Holdings Limited持有)之公司權益相同。*

上文所披露之所有權益指本公司股份之好倉。

除上文所披露者外，於二零零七年六月三十日，根據本公司按證券及期貨條例第336條存置之登記冊及就本公司董事及主要行政人員所知，概無任何其他人士(不包括本公司董事或主要行政人員)於本公司之股份、相關股份或債券中，擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之任何權益或淡倉，亦無任何人士直接或間接擁有可在任何情況下在本公司之股東大會上擁有投票權之任何類別股本面值10%或以上權益。

購股權計劃

本公司

根據於一九九九年十月二十五日舉行之股東特別大會上採納之本公司僱員購股權計劃(「舊購股權計劃」),本公司董事可按該計劃規定之條款及條件,酌情邀請本集團之合資格僱員(包括本公司之執行董事)接納可認購本公司股份之購股權。舊購股權計劃已於二零零二年六月二十八日舉行之股東特別大會上被終止,惟根據該計劃已授出但未行使之購股權其後仍然有效並受該計劃條款約束。

於二零零二年六月二十八日,本公司採納一項新購股權計劃(「新購股權計劃」)。根據新購股權計劃,本公司董事可按該計劃規定之條款及條件,酌情授出購股權予(i)本集團各成員公司或聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及/或(ii)全權信託對象包括上述任何人士之任何全權信託。本公司自採納新購股權計劃以來並無據其授出任何購股權。

附屬公司

於二零零二年六月二十八日,本公司就其附屬公司之購股權計劃採納計劃規則及程序(「附屬公司計劃規則及程序」)。根據附屬公司計劃規則及程序,各附屬公司可按符合附屬公司計劃規則及程序之條款及條件採納彼等各自之購股權計劃。據此,各有關附屬公司之董事會可酌情授出購股權予(i)附屬公司及其附屬公司、其任何控股公司或任何聯屬公司之任何董事、僱員、顧問、客戶、供應商、業務推介代理、或法律、財務或市場推廣顧問或承包商及/或(ii)全權信託對象包括上述任何人士之任何全權信託。自採納附屬公司計劃規則及程序以來,概無附屬公司根據附屬公司計劃規則及程序之條款及條件動用其購股權計劃權力。

期內,本公司之董事、主要行政人員、主要股東、貨物或服務供應商或舊購股權計劃下之合資格僱員以外之其他參與者概無持有任何購股權。

於二零零七年六月三十日,已授出但尚未行使之購股權詳情如下:

授出日期	行使期間	行使價 港元	購股權數目 於二零零六年一月一日	年內失效	於二零零六年十二月三十一日	期內失效	於二零零七年六月三十日
一九九九年十月二十五日	二零零零年十月二十五日至二零零九年十月二十四日	1.40	15,000	–	15,000	–	15,000
一九九九年十一月十六日	二零零零年十一月十六日至二零零九年十月二十四日	1.60	7,500	–	7,500	–	7,500
一九九九年十二月二十三日	二零零零年十二月二十三日至二零零九年十月二十四日	2.00	35,000	–	35,000	–	35,000
二零零零年四月二十八日	二零零一年四月二十八日至二零零九年十月二十四日	3.30	40,000	–	40,000	(15,000)	25,000
二零零零年八月九日	二零零一年八月九日至二零零九年十月二十四日	2.30	30,000	–	30,000	–	30,000
二零零零年十月二十五日	二零零一年十月二十五日至二零零九年十月二十四日	1.20	20,000	–	20,000	–	20,000
合計			147,500	–	147,500	(15,000)	132,500

企業管治

本公司致力保持高水平之企業管治。除下文所述之一項偏離外，就本公司董事所知，概無任何資料足以合理地顯示本公司於截至二零零七年六月三十日止六個月任何時間未有或未曾遵守上市規則附錄十四所載之企業管治常規守則(「企業管治守則」)。

企業管治守則A2.1訂明主席與行政總裁的角色應有區分，並不應由一人同時兼任。然而，自本公司前副主席兼董事總經理Kuldeep Saran先生於二零零七年六月十六日離世後，本公司主席衛斯文先生同時肩負本公司行政總裁之角色。董事會預期由衛斯文先生肩負行政總裁之角色僅為暫時措施。

董事進行證券交易的標準守則

本公司已採納標準守則作為本身之證券守則。全體董事經本公司作出具體查詢後確認，於截至二零零七年六月三十日止六個月已全面遵守標準守則所載之所需標準。

審核委員會

審核委員會已與本公司管理層及核數師檢閱本集團所採納之會計準則及慣例，並就審核、內部監控及財務申報事宜(包括檢閱本集團截至二零零七年六月三十日止六個月之未經審核綜合財務報表)進行討論。本公司核數師進行之檢閱乃根據香港會計師公會所頒佈之香港檢閱準則第2410號「由實體的獨立核數師執行中期財務資料檢閱」進行。

更換核數師

本公司於二零零七年六月五日宣佈，摩斯倫•馬賽會計師事務所因重組而辭任本集團之核數師後，馬賽會計師事務所有限公司於二零零七年六月一日獲委任為本集團之核數師。

買賣或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無買賣或贖回本公司任何上市證券。

僱員薪酬政策

於二零零七年六月三十日，本集團於香港及海外共僱用146名僱員(二零零六年十二月三十一日：145名僱員)。於截至二零零七年六月三十日止六個月，本集團之總員工成本為40,200,000港元(二零零六年六月三十日：34,900,000港元)。

本集團之薪酬政策與本集團經營所在地之市場慣例相符，並按個別僱員之表現及經驗制訂。本集團已設立獎勵花紅計劃，以推動及獎勵各職級之僱員努力工作，實現本集團目標。除薪金及花紅外，本集團亦向其僱員提供其他福利，包括公積金及醫療津貼。

致謝

本公司副主席兼董事總經理Kuldeep Saran先生於二零零七年六月十六日與世長辭。董事會就Kuldeep Saran先生過往領導本集團之傑出成就以及其對本集團所作之貢獻致以衷心感謝。

董事會亦謹此對全體客戶、股東、業務夥伴及專業顧問之支持，以及全體僱員於期內為本集團作出之貢獻及努力致以衷心感謝。

承董事會命
公司秘書
劉偉明

二零零七年九月十八日

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